EXHIBIT 1
                                                                       ---------



[GRAPHIC OMITTED]                                       NEWS RELEASE
[LOGO - IPSCO]


================================================================================

FOR IMMEDIATE RELEASE

       NEW TALKS SCHEDULED IN THE IPSCO/USWA DISPUTE IN REGINA AND CALGARY

[Regina, Saskatchewan], [November 28, 2002] - IPSCO Inc. (TSX/NYSE:IPS) confirmed today that Mediator Vince Ready has asked the parties to return to the bargaining table on Monday, December 2, 2002 in order to make a last ditch effort to resolve their collective bargaining dispute. Mr. Ready also asked both parties to call off the scheduled job action. Both parties have agreed to do so. Mr. Ready also declared a news blackout in the talks.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION WITH RESPECT TO IPSCO INC.'S OPERATIONS AND BELIEFS. ACTUAL RESULTS MAY DIFFER FROM THESE FORWARD-LOOKING STATEMENTS DUE TO NUMEROUS FACTORS OUTLINED IN IPSCO INC.'S REGULATORY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THOSE IN IPSCO INC.'S ANNUAL REPORT FOR 2001, ITS MD&A AND FORM 40-F.

Company Contact for Confirmation Only:
Kelly Brossart
Tel. (306) 924-7475
Release #02-33


                                      # # #